Northern Dynasty Closes $17.1 Million Offerings

June 10, 2016, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) reports that it has closed its previously announced prospectus offerings of 38,000,000 units of the Company at a price of C$0.45 per unit (the "Offering") which includes 4,666,667 units issued pursuant to the full exercise of an over-allotment option granted to the agents, for gross proceeds to the Company of $17,100,000.

Each Unit consists of one common share (a “Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one common share (a “Warrant Share”) at an exercise price of $0.65 per Warrant Share for a period of five (5) years from the closing of the Offering.

The offering of 35,777,778 Units was conducted by a syndicate of agents, led by Global Securities Corporation and including Industrial Alliance Securities Inc. The balance of 2,222,222 Units were sold directly to United States “accredited investors” by the Company.

The Warrants will be listed for trading today on the TSX under the symbol NDM.WT.B-T.

The net proceeds of the Offering will be used to fund the Company’s multi-dimensional strategy to address the United States Environment Protection Agency’s proposed pre-emptive regulatory action under the United States Clean Water Act and to prepare the Pebble Project to initiate federal and state permitting under the United States National Environmental Policy Act, costs to keep the Pebble project in good standing, costs to advance a potential partner(s) transaction and for working capital and general corporate purposes.

In Canada, the Offering was qualified by the Company’s short form base shelf prospectus dated March 7, 2016 and the Company’s prospectus supplement dated May 26, 2016, as filed by the Company with the Canadian securities regulatory authorities in the Provinces of British Columbia, Alberta and Ontario.

The Units were offered in the United States pursuant to a base shelf prospectus contained in the Company’s registration statement on Form F-3 (the “Registration Statement”) filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Registration Statement was declared effective by the Commission on March 30, 2016. On March 31, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the U.S. Securities Act the base prospectus related to the Registration Statement (the “U.S. Base Prospectus”). On May 26, 2016, the Company filed with the Commission pursuant to Rule 424(b) under the U.S. Securities Act a prospectus supplement relating to the Shares and Warrants (together with the U.S. Base Prospectus, the “U.S. Prospectus”).

Sales of Units to persons outside of the United States were neither effected pursuant to the U.S. Prospectus nor qualified by the Registration Statement. Accordingly, as provided for in the Warrant Indenture governing the Warrants, any Warrants (the “Regulation S Warrants”) forming part of the Units originally sold to persons outside the United States may not be exercised by or for the account or benefit of a U.S. person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States absent an exemption from applicable U.S. federal and state registration requirements. Therefore, should any such Regulation S Warrants be subsequently purchased by a U.S. person or a person in the United States and subsequently exercised pursuant to a registration exemption, the resulting Warrant Shares will be “restricted securities” (as defined in Rule 144(a)(3) under the U.S. Securities Act) and will be subject to resale restrictions under applicable U.S. securities laws. The resale safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act, if available, will facilitate the resale over the TSX of any Warrant Shares issued as restricted securities.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the U.S. Prospectus or the Registration Statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings permitting it to offer securities to the public are forward-looking statements. These statements include expectations about the likelihood of completing the financings, the amount of funds to be raised, the use of proceeds of the financings and the ability of the Company to secure required Canadian and US regulatory acceptances. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.